SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2003
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  BLOCKLISTING
                                ------------

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN


1.       Name of company:                    AMVESCAP PLC

2.       Name of scheme:                     AMVESCAP PLC SHARESAVE

3.       Period of return:                   FROM: 11 APRIL TO 10 OCTOBER 2003

4.       Number and class of                 779,314 ORDINARY SHARES OF 25P EACH
         shares (amount of
         stock/debt security)
         not issued under scheme

5.       Number of shares                    55,383 ORDINARY SHARES OF 25P EACH
         issued/allotted under
         scheme during period

6.       Balance under scheme                723,931 ORDINARY SHARES OF 25P EACH
         not yet issued/allotted
         at end of period

7.       Number and class of                 2,527,243 ORDINARY SHARES OF 25P
         share(s) (amount of                 EACH LISTED ON 11 OCTOBER 2000.
         stock/debt securities)
         originally listed and
         the date of admission

Please confirm total number                  795,550,235 ORDINARY SHARES OF 25P
of shares in issue at the                    EACH
end of the period in order
for us to update our records

Contact for queries:                         ANGELA TULLY
                                             TELEPHONE: 020 7065 3652

Person making return                         ANGELA TULLY - ASSISTANT COMPANY
                                             SECRETARY

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 13 October, 2003                   By   /s/  ANGELA TULLY
     ----------------                        --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary